EXHIBIT 99.2
Indian GAAP Press Release

Infosys crosses US$ 3 billion in revenues in the first nine months

Q3 revenues grew sequentially by 4.02%

Revenues expected to grow 20% in Fiscal 2008

Bangalore, India – January 11, 2008

Highlights

Consolidated results for the quarter ended December 31, 2007

  Income was Rs. 4,271 crore for the third quarter ended December 31, 2007; YoY growth was 16.9%
  Net profit after tax* was Rs. 1,231 crore for the quarter ended December 31, 2007; YoY growth was 25.2%
  Earnings per share* increased to Rs. 21.54 from Rs. 17.64 for the corresponding quarter in the previous year; YoY growth was 22.1%

* The net profit for the quarter ended December 31, 2007 includes a reversal of tax provisions amounting to Rs. 50 crore. Excluding this reversal, the earnings per share for the quarter would have been
Rs. 20.66 resulting in a YoY growth of 17.1%.

Others

  47 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 11,683 employees (net 8,100) for the quarter by Infosys and subsidiaries
  88,601 employees as on December 31, 2007 for Infosys and subsidiaries

“We see several opportunities for growth in the marketplace and have concluded several multi-year, multi-million deals during the quarter,” said S. Gopalakrishnan, CEO and Managing Director. “We believe that our ability to handle large, complex programs using the Global Delivery Model provides a compelling value proposition to global customers seeking efficiency in a challenging macro-environment.”

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2008 and the fiscal year ending March 31, 2008, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending March 31, 2008*

  Income is expected to be in the range of Rs. 4,477 crore and Rs. 4,501 crore; YoY growth of 18.7% – 19.3%
  Earnings per share** is expected to be Rs. 21.38; YoY growth of 5.3%

Fiscal year ending March 31, 2008*

  Income is expected to be in the range of Rs. 16,627 crore and Rs. 16,651 crore; YoY growth of 19.7% – 19.9%
  Earnings per share*** is expected to be Rs. 81.07; YoY growth of 17.12%

*conversion 1 $ = Rs. 39.41

** Including tax reversal of Rs. 124 crore for the quarter ended March 31, 2007. Excluding the tax reversal the Earnings per share will be Rs. 21.38 and Rs. 18.10 for the  quarter ending March 31, 2008 and 2007 respectively; YoY growth of 18.1%

*** Including tax reversal of Rs. 101 crore and Rs. 125 crore for the year ended March 31, 2008 and 2007 respectively. Excluding the tax reversal the Earnings per share will be Rs. 79.30 and Rs. 66.86 for Fiscal 2008 and 2007 respectively; YoY growth of 18.6%

Outlook under US GAAP

Quarter ending March 31, 2008

  Consolidated revenues are expected to be in the range of $ 1,136 million and $ 1,142 million; YoY growth of 31.6% – 32.3%
  Consolidated earnings per American Depositary Share** are expected to be $ 0.54; YoY growth of 17.4%

Fiscal year ending March 31, 2008

  Consolidated revenues are expected to be in the range of $ 4.17 billion and $ 4.18 billion; YoY growth of 35.0% – 35.2%
  Consolidated earnings per American Depositary Share*** are expected to be $ 2.02; YoY growth of 32.0%

** Including tax reversal of US$ 29 mn for the quarter ended March 31, 2007. Excluding the tax reversal the Earnings per ADS will be US$ 0.54 and US$ 0.41 for the quarter ending March 31, 2008 and 2007 respectively; YoY growth of 31.7%

*** Including tax reversal of US$ 25 mn in Fiscal 2008 and US$ 29 mn for Fiscal 2007. Excluding the tax reversal the Earnings per share will be US$ 1.98 and US$ 1.48 for Fiscal 2008 and 2007 respectively; YoY growth of 33.8%

California wage settlement

The Company has voluntarily settled with the California Division of Labor Standards Enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of $ 26 million. The payment pertains to the last three years and such backwages will be paid to employees in due course.

Awards and Accolades

Customers, analysts and industry bodies commended Infosys for setting benchmarks in its strategy to enable customers to compete effectively in a dynamic market.

An independent analyst has cited Infosys as a leader in SAP implementation services, noting that “Infosys’ SAP practice is aligned along verticals to ensure that clients get the benefit of its deep vertical process expertise.”

Infosys moved up to No. 14 on FinTech 100, an international annual listing of the top 100 global application and service providers to the financial services industry.

British Telecom and Infosys were awarded the National Outsourcing Association (NOA) award for Innovative Outsourcing Project of the Year 2007.

Infosys entered the Balanced Scorecard Hall of Fame for Executing Strategy on the strength of its innovative strategy planning and execution capabilities.

Infosys was honored with the Sharpening Brand and Competitive Differentiation Marketing Excellence Award from the Information Technology Services Marketing Association (ITSMA) for its success in shifting its perception from a provider of offshoring services to that of a partner that helps companies reshape their businesses in a flattening world.

Expansion of services and significant projects

Infosys added 47 clients during the quarter and won repeat business from existing clients.

Infosys entered into a multi-year multimillion-dollar contract with a leading healthcare company to provide application services and testing support for a critical business platform. Besides potential cost savings of over $ 60 million for the client, the engagement offers benefits such as portfolio integration, knowledge management and a scalable support model. Infosys is also partnering with one of the leading providers of specialized, comprehensive Health Care Support solutions as well as another corporation that provides clinical laboratory services.

A leading European bank selected Infosys as a preferred supplier to reduce the cost of ownership of its application portfolio across business lines.

“We saw strong growth in Europe during the quarter,” said S.D. Shibulal, Chief Operating Officer. “The pricing environment continues to be stable with an upward bias. We increased the depth of client engagements and our top ten customers showed double-digit revenue growth.”

A top global brokerage sought to better manage its IT budget with Infosys’ time-tracking database system. One of the world’s largest asset managers sought Infosys’ help to understand and allocate cost for its infrastructure services. A leading global bank used Infosys’ expertise to build an application to mine and assimilate distributed customer data. Infosys conducted an IT Effectiveness study to improve processes and architecture for one of the world’s largest investment banks.

“We saw strong growth in our financial services vertical during the quarter,” said Ashok Vemuri, Member - Executive Council and Senior Vice President and Head – Banking and Capital Markets. ”We believe that the IT spending environment will be favorable to large offshore players like us, even though the macro-environment is challenging.”

Industry leaders placed their trust in Infosys as a transformation partner. A corporation that designs, manufactures, distributes and services engines and related technologies selected Infosys as its Global Preferred Supplier for applications outsourcing. Infosys was selected for its “ability to act as a change agent to move to a value-based relationship.”

One of the world’s largest automotive suppliers has selected Infosys to head a technology-led business transformation to develop common global business processes and modernize its fragmented legacy IT environment. Infosys has been selected by the world’s leading global logistics provider to maintain its US freight forwarding application portfolio.

An IT/communications service provider and a leading pan-European provider of business communications services have chosen Infosys as a Strategic Partner to deliver managed services to its customers in Asia and Europe. Infosys has developed a 5-year business application strategy to help a leading global telecommunications manufacturer dramatically reduce total cost of ownership and streamline business processes.

A UK telecom leader is working with Infosys to roll out IPTV-based value-added services swiftly through collaborative product development. Infosys is managing the development of a new wireless application platform for a leading US Internet services and online application provider.

A leading intimate and fashion apparel retailer in the US partnered with Infosys to develop and deploy a performance-critical application for merchandise and inventory management. A multi-brand US retailing leader is benefiting from Infosys’ IT infrastructure managed services. A leading consumer product goods company has signed up Infosys for SAP integration and rollout in addition to a suite of application services.

Infosys defined the Enterprise Architecture framework and Enterprise Architecture operating model for one of the world’s largest engineering companies. A leading French energy and utility company with operations across Europe and North America is benefiting from Infosys’ sales force automation and customer service solutions. Infosys built a critical application to manage and maintain audit records for a world leader in product safety testing. In China, a leading capital project lifecycle management consultant has signed up Infosys to build a Microsoft technology-based product for managing projects in the construction industry.

Infosys BPO Limited

FAO Today magazine recognized Infosys BPO with its Provider of the Year award.

Infosys BPO is providing knowledge services and financial accounting services to a leading UK private equity company. A leading US Fortune 100 diversified healthcare benefits company is also partnering with Infosys BPO.

Finacle®

Finacle®, the universal banking solution from Infosys, won five new clients – three from Asia Pacific, one from Europe and one from the Americas.

Process Innovation

During the quarter, Infosys applied for an aggregate of 16 patents in the US and India. With this, Infosys has filed an aggregate of 109 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on December 31, 2007 was Rs. 7,933 crore (Rs. 4,791 crore as on December 31, 2006). During the quarter, Infosys incurred capital expenditure of Rs. 325 crore. Operating cash flows during the quarter ended December 31, 2007 were Rs. 1,266 crore (Rs. 981 crore for the quarter ended December 31, 2006).

“Cash and cash equivalents crossed US$ 2 billion,” said V. Balakrishnan, Chief Financial Officer. “We also crossed a significant milestone reaching US$ 1 billion in net profits in the last twelve months. The currency environment continues to be challenging.”

Human resources

Infosys added 11,683 (gross) employees during the quarter and continues to invest in creating a strong training and recruitment engine to meet its growth objectives.

“We are encouraged that the recruitment pool for the IT Industry has widened and fears of a large talent shortfall appear to be misplaced,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “Collective efforts in the last few years have resulted in better depth and breadth of talent availability in the market.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 88,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the Rupee against the US Dollar, UK Pound and Euro, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarters ended June 30, 2007, September 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore
Balance Sheet as at	December 31, 2007	March 31, 2007

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	13,788	10,876
	14,074	11,162
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,559	3,889
Less: Accumulated Depreciation	2,139	1,739
Net book value	2,420	2,150
Add: Capital work-in-progress	1,253	957
	3,673	3,107
INVESTMENTS	942	839
DEFERRED TAX ASSETS	97	79
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,421	2,292
Cash and bank balances	6,334	5,507
Loans and advances	2,221	1,162
	10,976	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,287	1,162
Provisions	327	662
NET CURRENT ASSETS	9,362	7,137
	14,074	11,162
NOTE:
The audited Balance Sheet as at December 31, 2007 has been taken on record at the board meeting held on January 11, 2008

INFOSYS TECHNOLOGIES LIMITED

In Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
INCOME
Software services and products	3,999	3,454	11,413	9,594
Software development expenses	2,219	1,888	6,504	5,299
GROSS PROFIT	1,780	1,566	4,909	4,295
Selling and marketing expenses	172	182	541	530
General and administration expenses	281	235	790	688
	453	417	1,331	1,218
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	1,327	1,149	3,578	3,077
Interest		-		-
Depreciation	138	129	404	336
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,189	1,020	3,174	2,741
Other income	152	60	550	255
Provision for investments		-		3
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	1,341	1,080	3,724	2,993
Provision for taxation	155	122	436	340
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	1,186	958	3,288	2,653
Income from sale of investments, net of taxes		-		6
Net Profit after Tax and Exceptional Items	1,186	958	3,288	2,659
Balance Brought Forward	6,545	3,574	4,844	2,195
Less: Residual dividend paid		-		4
Additional dividend tax		-		1
	6,545	3,574	4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION	7,731	4,532	8,132	4,849
DIVIDEND
Interim	-	-	343	278
Final	-	-		-
Total dividend	-	-	343	278
Dividend tax	-	-	58	39
Balance in Profit and Loss Account	7,731	4,532	7,731	4,532
	7,731	4,532	8,132	4,849
EARNINGS PER SHARE*(Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	20.77	17.20	57.58	47.82
Diluted	20.70	16.82	57.38	46.70
After Exceptional Items
Basic	20.77	17.20	57.58	47.93
Diluted	20.70	16.82	57.38	46.81
Number of shares used in computing earnings per share
Basic	57,13,46,568	55,70,34,398	57,12,55,430	55,48,77,140
Diluted	57,32,85,874	56,97,17,084	57,32,10,538	56,81,73,059
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

NOTE:

  The audited Profit & Loss Account for the quarter and nine months ended December 31, 2007 has been taken on record at the board meeting held on January 11, 2008
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	December 31, 2007	March 31, 2007

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	14,018	10,969
	14,304	11,255
MINORITY INTEREST	5	4
	14,309	11,259
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,453	4,642
Less: Accumulated Depreciation	2,272	1,836
Net book value	3,181	2,806
Add: Capital work-in-progress	1,305	965
	4,486	3,771
INVESTMENTS	136	25
DEFERRED TAX ASSETS	115	92
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	2,608	2,436
Cash and bank balances	6,679	5,871
Loans and advances	2,299	1,214
	11,586	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,666	1,469
Provisions	348	681
NET CURRENT ASSETS	9,572	7,371
	14,309	11,259
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at December 31, 2007 has been taken on record at the board meeting held on January 11, 2008

 CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006
INCOME – Software services, products and business process management	4,271	3,655	12,150	10,121
Software development and business process management expenses	2,325	1,938	6,725	5,437
GROSS PROFIT	1,946	1,717	5,425	4,684
Selling and marketing expenses	205	236	693	661
General and administration expenses	349	285	972	829
	554	521	1,665	1,490
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,392	1,196	3,760	3,194
Interest		-		-
Depreciation	153	141	441	369
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,239	1,055	3,319	2,825
Other income, net	158	59	565	253
Provision for investments		-		3
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,397	1,114	3,884	3,075
Provision for taxation	166	130	474	359
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	1,231	984	3,410	2,716
Income from sale of investments		-		6
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	1,231	984	3,410	2,722
Minority Interest		1		10
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	1,231	983	3,410	2,712
Balance brought forward	6,719	3,626	4,941	2,219
Less: Residual dividend paid		-		4
Additional dividend tax		-		1
	6,719	3,626	4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION	7,950	4,609	8,351	4,926
DIVIDEND
Interim		-	343	278
Final		-		-
Total dividend		-	343	278
Dividend tax		-	58	39
Balance in Profit and Loss Account	7,950	4,609	7,950	4,609
	7,950	4,609	8,351	4,926
EARNINGS PER SHARE*(Equity shares, par value Rs. 5/- each)
Before Exceptional Items Basic	21.54	17.64	59.70	48.75
Diluted	21.47	17.24	59.49	47.61
After Exceptional Items
Basic	21.54	17.64	59.70	48.88
Diluted	21.47	17.24	59.49	47.73
Number of shares used in computing earnings per share
Basic	57,13,46,568	55,70,34,398	57,12,55,430	55,48,77,140
Diluted	57,32,85,874	56,97,17,084	57,32,10,538	56,81,73,059
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

NOTE:
The audited Profit & Loss Account for the quarter and nine months ended December 31, 2007 has been taken on record at the board meeting held on January 11, 2008